Cybin Inc. Reports its Second Quarter Financial Results and Recent Business Highlights

- Company to host conference call at 4:30pm EST today –
TORONTO, CANADA – November 15, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today reported unaudited financial results for its second quarter ended September 30, 2021.
“The first half of the year has been a transformative period for Cybin that included significant and swift advancements in our research and development pipeline and overall business. Through CYB003, we believe that we have identified a potentially safer treatment option for patients with depression and addiction disorders that we expect to have strong intellectual property protection and a positive pharmacokinetic profile for patients, providers and payers. We plan to move through the ongoing, remaining preclinical studies quickly and submit an investigational new drug application and clinical trial application in the second quarter of 20221, in the U.S. and the U.K., respectively," said Doug Drysdale, Chief Executive Officer of Cybin.
Drysdale continued, “In addition, we continue to evolve our value-driving, patient-centered approach to potential treatments for mental health and addiction through our commitment to advancing programs such as EMBARK, that aims to facilitate psilocybin-assisted psychotherapy for frontline workers impacted by the COVID-19 pandemic, as well as targeted research using the Kernel Flow neuroimaging technology that we expect will allow us to quantitively understand the psychedelic experience in the brain as it is happening. We believe these programs combined with our proprietary psychedelic new chemical entities have the potential to transform the treatment landscape for various psychiatric and neurological conditions.”
Recent Business and Pipeline Highlights:
•Announced preclinical data for its novel deuterated psilocybin analog, CYB003, for the potential treatment of major depressive disorder and alcohol use disorder. The data
1 Based on a calendar year-end.

demonstrated that CYB003 may provide significant treatment benefits to address the challenges and limitations of oral psilocybin, including improved safety through less patient variability, reduced clinic times through faster onset of action and shorter duration of effect, and lower dosing through improved brain penetration, which may result in fewer side effects, ultimately offering an improved patient experience. Cybin expects to complete the ongoing preclinical studies of CYB003 in Q1 2022 and submit an investigational new drug application (“IND”) to the U.S. Food and Drug Administration (the “FDA”), and a clinical trial application with the U.K. Medicines and Healthcare Products Regulatory Agency in Q2 20222.
•Granted a Schedule I manufacturing license from the U.S. Drug Enforcement Agency for the Company’s Boston-area research lab that is expected to allow the Company to expand its internal research and development capabilities.
•Received approval from the FDA for its IND application to proceed with a Company-sponsored feasibility study using the Kernel Flow quantitative neuroimaging technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.
•Launched the EMBARK Psychedelic Facilitator Training Program in collaboration with the University of Washington in preparation for the first clinical trial of psilocybin-assisted psychotherapy to address COVID-19 related distress in frontline healthcare professionals.
•Welcomed Dr. Amir Inamdar as Chief Medical Officer for European Operations; Dr. Geoff Varty as Head of Research and Development; and Leah Gibson as Vice President of Investor Relations.

Second-Quarter Financial Highlights

•Cash and cash equivalents totaled to C$75.2 million as of September 30, 2021.
•Net loss was C$17.6 million for the quarter ended September 30, 2021 of which non-cash expenses totaled C$6.0 million and cash-based operating expenses totaled C$11.6 million.

Conference Call and Webcast Details

DATE:        Monday, November 15, 2021
TIME:        4:30 p.m. (EST)
DIAL-IN    1-844-200-6205 (U.S. toll free) or 1-833-950-0062 (Canada toll free)
CODE        727873
WEBCAST    https://events.q4inc.com/attendee/747515026
2 Based on a calendar year-end.

The live and archived webcast will also be available on the Company’s Investor Relations site under the Events & Presentations page.

Business Update

Cybin has decided not to proceed with its nutraceutical product line in order to focus its efforts on the research and development of its psychedelic molecules. Further, the Company no longer anticipates conducting business activities in Jamaica, as the Company focuses on the new Deuterated Psilocybin Analog Program. The Company intends to complete future clinical trials in the U.S. and the U.K.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing psychedelics to therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s development of innovative drug delivery systems, statements regarding the potential benefits of the Company’s novel deuterated psilocybin analog, CYB003, statements regarding the Company’s completion of preclinical studies of CYB003 in Q1 20223 and the submission of a new drug application and clinical trial application in Q2 20224, statements regarding the Company’s EMBARK Psychedelic Facilitator Training Program, statements regarding the anticipated results of using Kernel Flow technology in the Company’s research, and statements regarding the expansions of the Company’s internal research and development capabilities under its Schedule I manufacturing license.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks,
3 Based on a calendar year-end.
4 Based on a calendar year-end.

uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2021, the Company’s annua l information form for the year ended March 31, 2021, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com